

January 21, 2025

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the FolioBeyond
Enhanced Fixed Income Premium ETF, a series of Tidal ETF Trust, under the
Exchange Act of 1934.

Sincerely,

[signature: Craig A. Marts]

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com